Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261-3300

Fax: (202) 261-3333

March 15, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dividend Capital Strategic Global Realty Fund (formerly Dividend Capital Enhanced
Income Fund) (“Registrant”)
File Nos. 333-130790 and 811-21840

Ladies and Gentlemen:

On behalf of the Registrant, attached for electronic filing via the EDGAR system is the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933 (“1933 Act”) and the Registrant’s Registration Statement under the Investment Company Act of 1940, with exhibits. The Registrant is filing an Amended Notice of Registration on Form N-8A concurrently with this filing.

Filing fees required under the 1933 Act have been transmitted to the SEC’s lockbox. Please direct any questions concerning the filing to Douglas P. Dick at 949.442.6060 or the undersigned at 202.261.3467.

Sincerely,

/s/ Derek B. Newman
Derek B. Newman